Main Post Office, P.O. Box 751	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: Mesa Laboratories Inc
Name of persons relying on exemption: As You Sow®
Address of persons relying on exemption: Main Post Office, P.O. Box 751, Berkeley, CA 94704

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Mesa Laboratories Inc (MLAB)
Vote Yes: Item #6 – Shareholder Proposal on Reporting Material Scope 1 Through 3 Greenhouse Gas Emissions Across Value Chain

Annual Meeting: August 25, 2023

CONTACT: David Shugar | david@asyousow.org

THE RESOLUTION

BE IT RESOLVED: Shareholders request that Mesa Labs measure and annually report its material Scope 1 through 3 greenhouse gas emissions across the Company’s full value-chain.

SUPPORTING STATEMENT: Proponents suggest, at management discretion, the Company report:

•	A timeline for setting a 1.5°C-aligned Net Zero by 2050 target for the Company’s full value chain emissions, aligned interim emissions reduction goals, and a climate transition plan to achieve them.

SUMMARY

The window for limiting global warming to 1.5 degrees Celsius (“1.5°C”) is quickly narrowing,1 requiring immediate, dramatic emissions reduction from all market sectors.2 Failure to reach Net Zero emissions by 2050 is projected to have disastrous economic consequences,3 impacting companies and investor portfolios.

The healthcare sectors of 40 countries, including the U.S., are responsible for almost 5% of global annual greenhouse gas (“GHG”) emissions. In the U.S., the health sector makes up 8 – 10% of total carbon emissions, with medical retailers accounting for the largest share.4 The vast majority of global healthcare’s GHG emissions originate in the supply chain, making this the area of highest impact for health care decarbonization.5

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1 https://www.ipcc.ch/2021/08/09/ar6-wghttps://www.ipcc.ch/2021/08/09/ar6-wg1-20210809-pr/1-20210809-pr/

2 https://www.ipcc.ch/report/ar6/wg3/downloads/report/IPCC_AR6_WGIII_FullReport.pdf

3 https://www.nytimes.com/2021/04/22/climate/climate-change-economy.html

4 https://iopscience.iop.org/article/10.1088/1748-9326/ab19e1/meta#erlab19e1s4

5 https://www.healthaffairs.org/doi/10.1377/hlthaff.2020.01118

2023 Proxy Memo Mesa Laboratories Inc | Greenhouse Gas Emissions Across Value Chain

Mesa Labs is a global leader in producing tools and quality control solutions for the medical and pharmaceutical industries. Mesa Labs lacks any GHG emissions disclosures. The Company also lacks emissions reduction targets, despite noting in its latest 10-K that climate change could present physical risks to the Company’s infrastructure and operations, disrupt its supply chains and distribution systems, and increase its costs or disrupt sourcing, manufacturing and distribution of products due to climate-related legal and regulatory actions.6 Indeed, the SEC has proposed the Climate Disclosure Rule,7 which the Company appears unprepared to address. Assessing, quantifying and disclosing its GHG emissions across its full value chain, and setting reduction targets, would enable Mesa Labs to understand the full range of the climate impacts and climate risks of its direct operations and supply chains, and to create strategies to reduce such risk.

Over $59 trillion of assets under management have adopted net zero goals for portfolios,8 underscoring that shareholders are increasingly concerned about corporate plans to address climate-related risks and opportunities. Mesa Labs is falling behind peers, such as Thermo Fisher Scientific,9 3M,10 Ametek,11 and General Electric,12 which have all disclosed emissions data and established emission reduction targets, while Mesa Labs has failed to do so.

By measuring and disclosing its Scope 1, 2, and 3 emissions, Mesa Labs can provide investors with assurance that management is taking action to measure and manage its climate-related risks and opportunities.

RATIONALE FOR A YES VOTE

1. Mesa Labs is exposed to climate-related regulatory, competitive, physical, and supply chain risks.

2. Mesa Labs does not disclose emissions or a plan to reduce its material value chain emissions.

3. Mesa Labs significantly lags its peers in disclosing emissions and addressing its climate impact.

DISCUSSION

1.	Mesa Labs is exposed to climate-related regulatory, competitive, physical, and supply chain risks.

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6 https://www.sec.gov/ix?doc=/Archives/edgar/data/724004/000143774922013906/mlab20220331b_10k.htm

7 https://www.sec.gov/news/press-release/2022-46

8 https://www.netzeroassetmanagers.org/signatories/

9 https://ir.thermofisher.com/investors/news-events/news/news-details/2022/Thermo-Fisher-Scientific-Raises-Greenhouse-Gas-Emissions-Reduction-Target-on-Path-to-Net-zero-Emissions/default.aspx

10 https://www.3m.com/3M/en_US/sustainability-us/environmental/climate-and-energy/

11 https://investors.ametek.com/news-releases/news-release-details/ametek-releases-2021-sustainability-report

12 https://www.climateaction100.org/company/general-electric-company/

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2023 Proxy Memo Mesa Laboratories Inc | Greenhouse Gas Emissions Across Value Chain

Mesa Labs states in its 10-K that climate change can result in new or additional regulatory requirements that may increase the costs associated with sourcing, manufacturing, and distribution.13 Indeed, in March 2022, the Securities and Exchange Commission (“SEC”) proposed rules to enhance and standardize climate-related disclosures for investors. The proposed rules would require registrants to include information about climate-related risks, including GHG emissions.14 While the SEC has yet to finalize its disclosure rule, the European Union (“EU”) succeeded in finalizing the Corporate Sustainability Reporting Directive, under which EU and certain non-EU companies operating in Europe will have to report Scope 1, 2, and 3 emissions, exemplifying that climate-related regulatory action is increasing globally.15 Mesa Labs appears unprepared to comply with such requirements and does not offer a timeline for future action.

In its 10-K, Mesa Labs identified the multiple acute and chronic risks it is exposed to due to changing climate patterns. Mesa Labs states that climate change impacts can “adversely impact our facilities and operations and disrupt our supply chains and distribution systems.”16 Disruption can lead to long lead times, difficulty obtaining components, and delayed order fulfillment, constraining business.17 The number and cost of weather and climate disasters are increasing in the U.S.,18 meaning such disruptions may become more likely and costly. While the physical and supply chain risk presented by climate change is recognized by the Company, Mesa Labs has yet to establish a plan to measure and reduce emissions.

2.	Mesa Labs does not disclose emissions or a plan or goal to reduce its material value chain emissions.

While Mesa Labs recognizes the serious impact of climate-related risks to its business, it has failed to address them by providing shareholders a plan to measure and reduce emissions in line with the Paris Agreement’s 1.5o C goal. The Company’s lack of emissions and climate-related disclosures prevents shareholders from evaluating the Company’s management of climate-related risks and opportunities. In its 2023 ESG brochure, the Company provides anecdotal information suggesting that it is taking climate action. For example, Mesa Labs states it has implemented remote work to reduce CO2 emissions from commuting, but it fails to quantify that progress or to address its other emission sources and activities.19 The few metrics that are provided do not enable shareholders to assess company-wide performance or supply chain risk.

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13 https://www.sec.gov/ix?doc=/Archives/edgar/data/724004/000143774922013906/mlab20220331b_10k.htm#item1, p.17

14 https://www.sec.gov/news/press-release/2022-46

15 https://corpgov.law.harvard.edu/2023/01/30/eu-finalizes-esg-reporting-rules-with-international-impacts/

16 https://www.sec.gov/ix?doc=/Archives/edgar/data/724004/000143774922013906/mlab20220331b_10k.htm#item1, p.17

17 https://www.sec.gov/ix?doc=/Archives/edgar/data/724004/000143774922013906/mlab20220331b_10k.htm#item1, p.14

18 https://www.climate.gov/news-features/blogs/2022-us-billion-dollar-weather-and-climate-disasters-historical-context

19 https://mesalabs.com/hubfs/Mesa%20Laboratories%20-%202023%20ESG%20Program%20Brochure.pdf, p.7

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2023 Proxy Memo Mesa Laboratories Inc | Greenhouse Gas Emissions Across Value Chain

The Company’s own core strategy, The Mesa Way, is focused on four pillars, the very first of which is “Measure what matters.”20 Yet, the Company fails to measure or disclose its GHG emissions and provide a timeline to investors for disclosing such emissions. Measuring GHG emissions and risk across the Company’s value chain is critical to making fully informed investment decisions and adopting effective risk mitigation strategies. Proactively addressing climate will decrease future compliance burdens and improve capital allocation decisions. CDP results show the financial benefits of climate action can be 15 times higher than the cost of risk mitigation.21 Companies that directly address the climate crisis put themselves in a strong position of alignment with global best practices and affirmatively position their enterprise to benefit from the transition to a net zero economy.22

3.	Mesa Labs significantly lags its peers in disclosing emissions and addressing climate impact.

Mesa Labs lacks transparency and leadership when considering the actions of its peers and the market more broadly. Over 80% of S&P 500 companies disclose data, including GHG emissions, to CDP in response to the climate crisis.23 Mesa Labs’ peers Thermo Fisher Scientific,24 3M,25 Ametek,26 and General Electric all disclose emissions data and have established emission reduction targets.27 Mesa Labs has not set emissions reduction targets, let alone net zero targets or 1.5°C-aligned targets. Nor has the Company announced clear plans or a timeline for doing so.

Peer Group	Discloses Scope 1 & 2 Emissions	Discloses Scope 3 Emissions	Any Emissions Reduction Target	Targets Validated by SBTi	Committed to SBTi but targets not yet validated
Mesa Labs	No	No	No	No	No
Ametek	Yes	No	Yes	No	No
General Electric	Yes	Yes (use of sold products)	Yes	No	No
Thermo Fisher Scientific	Yes	Yes	Yes	Yes	N/A
3M	Yes	Yes	Yes	No	No

Mesa Labs’ lagging climate performance with respect to its competitors and its peer group increases competitive risk and may harm the Company’s financial performance.

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20 https://www.sec.gov/ix?doc=/Archives/edgar/data/724004/000143774922013906/mlab20220331b_10k.htm#item1, p. 2

21 https://www.cdp.net/en/articles/investor/the-future-of-corporate-climate-action-sp-500-firms-assessing-risks-and-financial-benefits-of-transition

22 https://www.cdp.net/en/articles/investor/the-future-of-corporate-climate-action-sp-500-firms-assessing-risks-and-financial-benefits-of-transition

23 https://www.cdp.net/en/articles/investor/the-future-of-corporate-climate-action-sp-500-firms-assessing-risks-and-financial-benefits-of-transition

24 https://ir.thermofisher.com/investors/news-events/news/news-details/2022/Thermo-Fisher-Scientific-Raises-Greenhouse-Gas-Emissions-Reduction-Target-on-Path-to-Net-zero-Emissions/default.aspx

25 https://www.3m.com/3M/en_US/sustainability-us/environmental/climate-and-energy/

26 https://investors.ametek.com/news-releases/news-release-details/ametek-releases-2021-sustainability-report

27 https://www.climateaction100.org/company/general-electric-company/

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2023 Proxy Memo Mesa Laboratories Inc | Greenhouse Gas Emissions Across Value Chain

RESPONSE TO MESA LABS BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

The opposition statement from the Board suggests a wait-and-see approach to climate action until the SEC releases its final rule on Climate Disclosures. Shareholders, however, have been clear that such a delay is unnecessary and potentially risky to the Company’s future performance. Even if the SEC were to withdraw its Climate Disclosure Rule, shareholders seek climate disclosure and climate action from issuers. Recognition of this fact led the SEC to issue its rule in the first place.

Climate-related regulations are rapidly expanding worldwide, leaving no doubt that Mesa Labs will inevitably have to address climate disclosure to and impact from its business. Delaying the collection and publication of increasingly standard disclosures, such as emissions data, may cause Mesa Labs to miss out on the time and opportunity needed to transition strategically rather than abruptly. By being proactive and taking steps now, Mesa Labs can ensure that its operations remain efficient and aligned with evolving standards. It is widely recognized that proactive climate action is far more advantageous than reactive measures.28

Further, the SEC Climate Disclosure Rule follows decades of corporate voluntary sustainability reporting and over a decade of regulatory efforts in other markets to mandate corporate climate reporting. The SEC rule builds on established voluntary frameworks, such as Task Force for Climate-Related Financial Disclosure (“TCFD”) and the GHG Protocol that provide readily available tools for conducting emissions inventories and disclosing relevant risks and opportunities.29 The SEC is not likely to introduce unexpected or disruptive requirements, making it highly beneficial for our Company to proactively align with such frameworks.

The type of climate disclosure investors expect is clear, with emissions disclosures considered a fundamental element of shareholder decision-making. Mesa Labs’ current disclosures on environmental and climate-related risks lack substance and fail to provide shareholders with a comprehensive understanding of the measures Mesa Labs has in place to address climate risk and capitalize on opportunities. This lack of transparency undermines shareholder confidence and hinders our ability to assess the Company’s risk profile. This proposal requests greater transparency and accountability in Mesa Labs’ disclosures, which will benefit all shareholders.

In conclusion, the Board’s rationale for delaying an emissions inventory and related reporting is concerning. By postponing this crucial work, the Company puts its enterprise at a competitive disadvantage in the marketplace and restricts its ability to innovate in response to climate challenges. As shareholders, it is in our best interest to support this proposal and safeguard the Company’s future.

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28 https://hbr.org/2021/03/what-bidens-sustainability-agenda-means-for-business#:~:text=To%20start%20assessing%2C%20managing%2C%20and%20reducing%20climate-related%20risk,set%

20science-based%20targets%20to%20address%20their%20climate-related%20risks.

29 https://papers.ssrn.com/sol3/papers.cfm?abstract_id=4339497

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2023 Proxy Memo Mesa Laboratories Inc | Greenhouse Gas Emissions Across Value Chain

CONCLUSION

Mesa Labs is failing to address its climate risk exposure and meet investor expectations around increasingly standard climate disclosures. The Company has not disclosed its Scope 1, 2, or 3 emissions data, and has failed to set emissions reduction targets despite increasing regulatory, competitive, and transition risks. We urge a “Yes” vote on this resolution requesting disclosure of Mesa Labs material emissions.

Vote “Yes” on this Shareholder Proposal 6.

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For questions, please contact David Shugar, As You Sow, david@asyousow.org

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